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                                                                    Exhibit 8(B)




                                                       May __ , 2002

Board of Directors
Tiburon, Inc.
39350 Civic Center Drive
Fremont, CA 94538



Gentlemen:

         We have acted as tax counsel to Tiburon, Inc. ("Tiburon") in connection with the transactions contemplated by the Agreement and Plan of Merger dated May 10, 2001, as amended by First Amendment to Agreement and Plan of Merger dated January 25, 2002 (as so amended, the "Merger Agreement"), by and among CompuDyne Corporation ("CompuDyne"), a Nevada corporation, CompuDyne's wholly-owned subsidiary, New Tiburon, Inc. ("New Tiburon"), a Virginia corporation, and Tiburon, Inc., a Virginia corporation; the Common Stock Purchase Agreement dated May 10, 2001, by and among CompuDyne, Tiburon, and certain Tiburon shareholders (the "Common Stock Purchase Agreement"); and the 7.5% Cumulative Convertible Preferred Stock Purchase Agreement dated May 10, 2001, by and between CompuDyne and Tiburon (the "Preferred Stock Purchase Agreement"). This opinion is delivered to you in satisfaction of the condition set forth in Section 8.1(i) of the Merger Agreement. Capitalized terms used herein and not otherwise defined shall have meanings ascribed to them in the Merger Agreement.

         In connection with the preparation of this opinion, we have examined the following documents, including all exhibits and schedules thereto (collectively, the "Documents"):

         (1) the Merger Agreement;

         (2) the Common Stock Purchase Agreement;
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         (3) the Preferred Stock Purchase Agreement;

         (4) CompuDyne's Form S-4 Registration Statement under the Securities Act of 1933 (Registration No. 333- ____) filed with the Securities and Exchange Commission on March __, 2002;

         (5) certificates of CompuDyne, New Tiburon, and Tiburon, copies of which are attached hereto; and

         (6) such other documents as we have deemed appropriate in order to enable us to render this opinion.

         CompuDyne is a publicly traded Nevada corporation based in Hanover, Maryland, that currently provides a diverse range of products and services to the public safety and criminal justice sector. Tiburon is a privately held Virginia corporation based in Fremont, California that provides software products and computer systems and related services to the public safety and criminal justice sector of state, county and local governmental units. New Tiburon is a wholly-owned subsidiary of CompuDyne that was formed to participate in the transactions contemplated by the Merger Agreement.

         The Merger Agreement provides for a merger of Tiburon with and into New Tiburon in accordance with Virginia and California law (the "Merger"). Upon the closing of the Merger, Tiburon's corporate existence will cease, and New Tiburon will be the surviving corporation. New Tiburon will succeed to all of the assets and liabilities of Tiburon, and will change its name to "Tiburon".

         The Merger Agreement further provides that upon the closing of the Merger each outstanding share of Tiburon common stock and preferred stock held by CompuDyne will cancelled. Each outstanding share of Tiburon common stock held by shareholders other than CompuDyne will be exchanged for Merger Consideration consisting of a combination of cash and common stock of CompuDyne. Each outstanding share of Tiburon preferred stock held by shareholders other than CompuDyne will be exchanged for Merger Consideration consisting of a combination of cash and preferred stock of CompuDyne. Each outstanding warrant to purchase common stock of Tiburon will be exchanged for a combination of cash and warrants to purchase common stock of CompuDyne.

         The Merger Consideration payable to Tiburon common stock shareholders is calculated based upon an initial cash price of $4.80 per share of Tiburon common stock, which is the price at which CompuDyne purchased 624,996 shares of Tiburon common stock in June 2001 pursuant to the Common Stock Purchase Agreement. The Merger Agreement provides that this price is increased for each full monthly period which passes between September 2, 2001, until
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the closing of the Merger. For each of the first six such monthly periods, the increase is $0.045 per share; thereafter, the monthly increase is $0.05 per share. Therefore, the cash price of Tiburon common stock for purposes of the Merger is [$5.17] per share (the "Cash Price"). The Merger Consideration is payable in a combination of common stock of CompuDyne, valued for exchange purposes at $11.00 per share, and cash. Accordingly, the Exchange Ratio for the exchange of Tiburon common stock for CompuDyne common stock in the Merger is equal to the Cash Price divided by $11.00, or [0.47].

         Pursuant to the Merger Agreement, CompuDyne may elect to acquire, in the aggregate, from 50% to 65% of the shares of Tiburon common stock that are acquired through the Merger in exchange for CompuDyne common stock (the "Stock Percentage"). CompuDyne elected a Stock Percentage of _____%. The balance of the Merger Consideration is payable in cash. Each Tiburon shareholder may elect to receive CompuDyne common stock in any percentage up to 100%, or down to zero. However, CompuDyne may adjust the elections by Tiburon shareholders on a pro rata basis to achieve CompuDyne's elected aggregate Stock Percentage. CompuDyne will not issue fractional shares of CompuDyne common stock; instead, Tiburon shareholders will receive cash for any fractional shares.

         The Merger Agreement provides that the holder of the Tiburon preferred stock will receive, in exchange for its shares of Tiburon preferred stock, (i) cash in an amount equal to the total number of shares of Tiburon common stock into which the Tiburon preferred stock is convertible multiplied by _____% (the "Cash Percentage") and by the Cash Price, and (ii) that number of shares of CompuDyne Series E Preferred Stock equal to the product of (a) the number of shares of Tiburon common stock into which such shares of Tiburon preferred stock were convertible and (b) the Stock Percentage and (c) the Exchange Ratio. The terms and conditions of the CompuDyne Series E Preferred Stock are substantially similar to those of the Tiburon preferred stock except that each share of CompuDyne Series E Preferred Stock is convertible into one share of CompuDyne common stock.

         The Merger Agreement also provides that the holder of each warrant to purchase Tiburon common stock will receive, in exchange for the Tiburon warrant, cash and a warrant to purchase CompuDyne common stock. The amount of cash is the product of (a) the number of shares of Tiburon common stock for which the Tiburon warrant is exercisable and (b) the Cash Percentage and (c) the Cash Price, less the applicable exercise price. The number of CompuDyne warrants received for each Tiburon warrant is the product of (a) the number of shares of Tiburon common stock for which the Tiburon warrant is exercisable and (b) the Stock Percentage and (c) the Exchange Ratio. The CompuDyne warrants will be substantially similar to the Tiburon warrants except that each CompuDyne warrant will entitle the holder to receive, upon exercise and payment of the exercise price, one share of CompuDyne common stock.

         In connection with rendering this opinion, with your permission we have assumed, without any independent investigation (although we do not know of any material facts or
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circumstances contrary to or inconsistent therewith) that:

         1. All facts relating to the Merger as described in the Documents are true, correct, and complete in all material respects. . 2. All representations and statements made in the Documents are true, correct, and complete in all material respects, and any such representation or statement that is qualified as to the knowledge is correct without such qualification.

         3. The Merger will be consummated in accordance with Virginia and California state law and will qualify as a statutory merger under Virginia state law.

         4. The Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement/Prospectus.

         The term "reorganization" as defined in Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") includes a statutory merger or consolidation effected pursuant to the applicable corporation laws of the United States or a state or territory of the United States. Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation of substantially all of the properties of another corporation, in exchange for stock of a corporation which is in control of the acquiring corporation, shall not disqualify a transaction as a statutory merger if (i) no stock of the acquiring corporation is used in the transaction and (ii) the transaction would have otherwise qualified had the merger been into the controlling corporation.

         Section 1.368-1(b) of 26 C.F.R. (the "Regulations") provides that a transaction qualifying as a reorganization must also satisfy the "continuity of business enterprise" requirement described in Section 1.368-1(d) of the Regulations and the "continuity of interest" requirement described in Section 1.368-1(e) of the Regulations. In addition, Section 1.368-2g) of the Regulations sets forth the more general requirement that a qualifying reorganization must be undertaken for reasons germane to the continuance of the business of a corporation which is a party to the transaction.

         [BRACKETED TEXT TO BE INCLUDED IN THE OPINION ONLY IF THE REV. PROC. 77-37 SAFE HARBOR TEST IS NOT MET For advance ruling purposes, the Service has stated that it will regard the continuity of interest test as satisfied if shareholders of the acquired entity will receive stock in the acquiring entity having a value, as of the effective date of the merger, equal to at least 50% of the value of the outstanding stock of the acquired entity as of that date. Rev. Proc. 86-42, 1986-2 C.B. 722, and Rev. Proc. 77-37, 1977-2 C.B. 568. The
CompuDyne stock received in the Merger in exchange for Tiburon stock does not satisfy this requirement. However, the Internal Revenue Service has acknowledged that this standard does not define, as a matter of law, the lower limits of the continuity of interest requirement, and the case law supports the conclusion that there is sufficient continuity of interest at the level present in the Merger. Thus, although no
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assurance can be given that the Service or a court would ultimately determine that the continuity of interest requirement has been met in connection with the Merger, it is our opinion that the "continuity of interest" requirement is satisfied by the exchange of CompuDyne stock for Tiburon stock in the Merger.]

         Based solely on the representations and facts reviewed above, and the analysis presented above, we are of the opinion that the Merger will have the following federal income tax consequences:

         1) Provided that the proposed Merger qualifies as a statutory merger under Virginia law, the Merger will be a reorganization within the meaning of
Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code.

         2) Tiburon, New Tiburon, and CompuDyne will each be "party to a reorganization" pursuant to Section 368(b).

         3) No gain or loss will be recognized by Tiburon on the transfer of its assets to New Tiburon in exchange for the CompuDyne stock, warrants, and cash payable in connection with the Merger and the assumption by New Tiburon of the liabilities of Tiburon.

         4) No gain or loss will be recognized by Tiburon on the distribution of the CompuDyne stock, warrants, and cash payable in connection with the Merger to the Tiburon shareholders and warrant holders.

         5) A Tiburon shareholder who receives cash (other than cash received for fractional shares) in addition to CompuDyne stock in exchange for shares of Tiburon stock will recognize the gain, if any, realized upon the exchange, but in an amount not in excess of the cash received (other than fractional share payments). Any gain recognized will be capital gain if the shares of Tiburon stock were held as a capital asset. Any loss realized upon the exchange will not be recognized.

         6) A holder of Tiburon warrants who receives cash (other than cash received for warrants for fractional shares) and CompuDyne warrants in exchange for the Tiburon warrants will recognize the gain, if any, realized upon the exchange, but in an amount not in excess of the cash received (other than fractional share payments). Any gain recognized will be capital gain if the Tiburon warrants were held as a capital asset. Any loss realized upon the exchange will not be recognized.

         7) The basis of CompuDyne stock (including fractional shares to which Tiburon shareholders may be entitled) received by a Tiburon shareholder in exchange for Tiburon stock will be the same as the basis of the Tiburon stock that was exchanged, decreased by the amount of cash received (other than cash received in lieu of fractional shares) and increased by any gain
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recognized on the exchange.

         8) The basis of CompuDyne warrants received by a Tiburon warrant holder in exchange for Tiburon warrants will be the same as the basis of the Tiburon warrants that were exchanged, decreased by the amount of cash received and increased by any gain recognized on the exchange.

         9) Cash received by a Tiburon shareholder who dissents to the Merger or elects to receive and receives only cash will be treated as a distribution in redemption of the Tiburon stock held by such shareholder. The cash will be treated as a distribution in full payment in exchange for the shareholder's Tiburon stock. The shareholder will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the Tiburon stock surrendered. The gain or loss will be capital in nature if the Tiburon stock was held as a capital asset.

         10) The holding period of CompuDyne stock received by a Tiburon shareholder will include the period during which the Tiburon stock exchanged in the Merger was held by the Tiburon shareholder, provided that the Tiburon stock exchanged was held as a capital asset.

         11) The holding period of CompuDyne warrants received by a Tiburon warrant holder will include the period during which the Tiburon warrants exchanged in the Merger were held by the Tiburon warrant holder, provided that the Tiburon warrants exchanged were held as capital assets.

         12) To the extent a Tiburon shareholder receives cash instead of a fractional share of CompuDyne stock, the transaction will be treated as if the fractional share was distributed as part of the Merger and then redeemed for cash by CompuDyne. The shareholder will recognize gain or loss, measured by the difference between the cash received and the portion of the basis of the shareholder's CompuDyne stock which is allocable to the fractional share.

         In addition to the assumptions set forth above, this opinion is subject to the following exceptions, limitations and qualifications:

         1. This opinion represents our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Service in issuing private letter rulings, which are not binding on the Service except with respect to the taxpayer that receives such a ruling) and published rulings and procedures, all as of the date hereof. An opinion of counsel merely represents counsel's best judgment with respect to the probable outcome on the merits and is not binding on the Service or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the Service, or that a court considering the issues would not hold differently from such opinions. Neither CompuDyne nor
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Tiburon has requested a ruling from the Service (and no ruling will be sought)
as to any of the federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. We undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws.

         2. This letter addresses only the specific tax opinions set forth above. This letter does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger).

         3. We express no opinion regarding, among other things, the tax consequences of the Merger (including the opinion set forth above) as applied to specific shareholders of Tiburon or that may be relevant to particular classes of Tiburon shareholders, such as tax exempt organizations, dealers in securities, financial institutions, insurance companies, corporate shareholders subject to the alternative minimum tax, Tiburon shareholders who hold shares of Tiburon common or preferred stock as part of a straddle, hedge or conversion transaction, or traders in securities who elect to apply a mark-to-market method of accounting, and holders of shares acquired upon exercise of stock options or in other compensatory transactions or through a qualified retirement plan.

         This opinion is provided to Tiburon only, and without our prior consent, may not be relied upon, used, circulated, quoted or otherwise referred to in any manner by any person, firm, governmental authority or entity whatsoever other than reliance thereon by Tiburon and the Tiburon shareholders. Notwithstanding the prior sentence, we hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name in the Registration Statement filing of our opinion with applicable regulatory authorities, if any. In giving the consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

                                                Ober, Kaler, Grimes & Shriver, A
                                                     Professional Corporation